Exhibit 99.2

ELBIT IMAGING LTD. ("ELBIT" OR THE "COMPANY")
UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS
FOR SIX MONTHS ENDED JUNE 30, 2010

	Elbit	Elbit Plaza USA L.P.	Pro-Forma	Total
	(In thousand NIS)
Revenues and gains
Gain from bargain purchase	384,779	-	(384,779)	-
Gains from change of shareholding in subsidiaries	-	-	-	-
Commercial centers	47,335		-	47,335
Investment property rental income	-	128,097	-	128,097
Gain from fair value adjustment of investment property	-	8,423	-	8,423
Hotels operations and management	193,866	-	-	193,866
Sale of medical systems	16,283	-	-	16,283
Sale of fashion merchandise and others	81,320	-	-	81,320
	723,583	136,520	(384,779)	475,324
Expenses and losses
Commercial centers	76,948	-	-	76,948
Hotels operations and management	163,868	-	-	163,868
Investment property expenses	-	47,374	-	47,374
Cost and expenses of medical systems operation	32,138	-	-	32,138
Cost of fashion merchandise and others	90,409	-	-	90,409
Research and development expenses	29,588	-	-	29,588
General and administrative expenses	34,595	2,223	-	36,818
Share in losses of associates, net	4,867	-	-	4,867
Financial expenses	187,357	71,025	(35,039)	223,343
Financial income	(21,890)	-		(21,890)
Change in fair value of financial instruments measured at fair value through profit and loss	(14,427)	-	-	(14,427)
Impairments, charges and other expenses, net	17,811	6,318		24,129
	601,264	126,940	(349,740)	693,165

Income (loss) before income taxes	122,319	9,580	(349,740)	(217,841)
Income taxes (tax benefit)	17,268	771	-	18,039

Income (loss) from continuing operations	105,051	8,809	(349,740)	(235,880)
Profit (loss) from discontinued operation, net	-	-	-	-

Income (loss) for the period	105,051	8,809	(349,740)	(235,880)

Attributable to:
Equity holders of the Company	80,402	4,025	(305,423)	(220,996)
Non-controlling interest	24,649	4,784	(62,607)	(14,884)
	105,051	8,809	(349,740)	(235,880)

Earnings per share - (in NIS)
Basic earnings per share:
From continuing operation	3.16			(8.49)
From discontinued operation	-			-
	3.16			(8.49)

Diluted earnings per share:
From continuing operation
From discontinued operation	2.46			(8.82)
From discontinued operation	-			-
	2.46			(8.82)

ELBIT IMAGING LTD. ("ELBIT" OR THE "COMPANY")
UNAUDITED PRO FORMA CONSOLIDATED INCOME STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2009

		Elbit Plaza			Single
	Elbit	USA L.P.	Pro-Forma	Total	Box	Total
	(In thousand NIS)

Revenues and gains
Gain from bargain purchase	-	-	-
Gains from change of shareholding in subsidiaries	31,106	-	-	31,106		31,106
Commercial centers	85,466		-	85,466		85,466
Investment property rental income	-	282,602	-	282,602	(7,945)	274,657
Hotels operations and management	396,736	-	-	396,736		396,736
Sale of medical systems	61,683	-	-	61,683		61,683
Sale of fashion merchandise and others	118,386	-	-	118,386		118,386
	693,377	282,602	-	975,979	(7,945)	968,034
Expenses and losses
Commercial centers	(**)165,830	-	-	(**)165,830		(**)165,830
Hotels operations and management	353,229	-	-	353,229		353,229
Investment property expenses	-	100,438	-	100,438	(8,138)	92,300
Cost and expenses of medical systems operation	67,403	-	-	67,403		67,403
Cost of fashion merchandise and others	134,142	-	-	134,142		134,142
Research and development expenses	73,959	-	-	73,959		73,959
General and administrative expenses	66,153	3,641	-	69,794		69,794
Share in losses of associates, net	14,039	-	-	14,039		14,039
Financial expenses	283,546	85,486	(16,956)	352,076	(10,936)	341,140
Financial income	(92,725)	-	-	(92,725)		(92,725)
Loss from fair value adjustment of investment property	-	774,607	-	774,607	(134,092)	640,515
Change in fair value of financial instruments measured at fair value through profit and loss	70,702	-	-	70,702	-	70,702
Impairments, charges and other expenses, net	260,225	18,094	-	278,319	(812)	277,507
	1,396,503	982,266	(16,956)	2,361,813	(153,978)	2,207,835

Income (loss) before income taxes	(703,126)	(699,664)	16,956	(1,385,834)	146,033	(1,239,801)
Income taxes (tax benefit)	(35,571)	(147,302)	-	(182,873)	1,004	(181,869)
Income (loss) from continuing operations	(667,555)	(552,362)	16,956	(1,202,961)	145,029	(1,057,932)
Profit (loss) from discontinued operation, net	16,550	-	-	16,550	-	16,550
Income (loss) for the period	(651,005)	(552,362)	16,956	(1,186,411)	145,029	(1,041,382)

Attributable to:
Equity holders of the Company	(530,942)	(264,551)	8,105	(787,388)	69,323	(718,065)
Non-controlling interest	(120,063)	(287,811)	8,851	(399,023)	75,706	(323,317)
	(651,005)	(552,362)	16,956	(1,186,411)	145,029	(1,041,382)

Earnings per share - (in NIS)
Basic earnings per share:
From continuing operation	(21.51)					(28.86)
From discontinued operation	0.65					0.65
	(20.86)					(28.23)
Diluted earnings per share:
From continuing operation	(21.53)					(28.88)
From discontinued operation	0.65					0.65
	(20.88)					(28.23)

 (**) Change in accounting policy of measurement of investment property

ELBIT IMAGING LTD. ("ELBIT" OR THE "COMPANY")
NOTES TO PRO FORMA FINANCIAL STATEMENTS

NOTE 1 — GENERAL — ACQUISITIONS

During the period from April through June 2010 the Company entered, through its jointly controlled entity, EPN, into several agreements for the purpose of acquiring the controlling interests in Macquarie DDR Trust ("EDT" or the "Trust"). EDT is an Australian publicly traded trust (ASX: EDT.AX), which holds and manages as of June 30, 2010 two US REIT portfolios of 75 retail properties. Pursuant to said agreements, on June 18, 2010 EPN acquired 47.8% of the units of the Trust.

EDT and Developers, Diversified Realty Corporation, an Ohio corporation specializing in real estate investments and assets management ("DDR") each hold a 50% interest in a Single Box Portfolio, which is comprised of 26 properties (these assets are included in the 75 retail properties mentioned above).

Due to the uncertainty of being able to retrieve any equity value from the Single Box Portfolio and significant additional capital being required, EDT, DDR and the loan servicer requested that a court would appoint a third party receiver to manage and liquidate the remaining assets within the Single Box Portfolio. A receiver was appointed in August 2010, and accordingly those assets are not included in EDT's financial statements. Following the nomination of the receiver, EDT holds, as of September 30, 2010, 48 retail properties.

In the framework of the transaction:

EPN acquired a unit holding representing 15% of the Trust's units, pre-placement, in consideration of 9.5 million Australian Dollar (“AUD”) (NIS 33 million) private placement (the “Placement”).

EPN acquired from Macquarie Group Limited ("Macquarie") its 2.6% principal units in the Trust for 1.7 million AUD (NIS 6 million).

Subsequently, EPN participated in and sub-underwrote a proposed recapitalization of EDT to raise approximately AUD 200 million (NIS 695 million) ("Recapitalization"). The Recapitalization was undertaken by way of a pro rata entitlement offer ("Entitlement Offer"). Following the completion of the Entitlement Offer EPN became a 47.8% holder of the Trust’s units, and by that becoming the largest unitholder of the Trust.

The net proceeds of the Placement and Entitlement Offer were used by EDT to repay amounts outstanding under EDT's secured and unsecured debt and derivative liabilities.

Following the completion of the above transactions, commencing June 18, 2010 EPN is fully consolidating the financial statements of the Trust with non-controlling interest of 52.2%. The transaction was accounted for as business combination under IFRS-3 "Business Combinations". The Company consolidates the financial statements of EPN on a proportional basis (43%).

ELBIT IMAGING LTD. ("ELBIT" OR THE "COMPANY")
NOTES TO PRO FORMA FINANCIAL STATEMENTS

NOTE 2 — PRO FORMA ADJUSTMENTS TO STATEMENTS OF INCOME

The unaudited pro forma condensed statements of income for the six-month period ended June 30, 2010 and for the year ended December 31, 2009 include the adjustments necessary to give effect to the acquisitions as if they had occurred on January 1, 2009. Major adjustments included in the pro forma condensed statements of income are summarized below.

This pro forma financial information is not necessarily indicative of our future results.

a.
It was assumed that the cash raised in EDT's Placement and Entitlement Offer, and the repayment of the amounts outstanding under EDT's secured and unsecured debt and derivative liabilities occurred on January 1, 2009 (rather than during the second quarter of 2010). Accordingly, interest expenses and loss from derivative financial instruments for the six-month period ended June 30, 2010 and for the year ended December 31, 2009 were eliminated. Interest rates used were 3.25%-4.82% for EDT's secured and unsecured debt.

b.
Costs associated with the early repayment of  EDT's secured and unsecured debt that were included only in its unaudited interim financial information as of June 30, 2010 and was assumed to be repaid on January 1, 2009 was also eliminated for the six-month period ended June 30, 2010.

c.
It was assumed that the receiver of the Single Box Portfolio was nominated on January 1, 2009, and accordingly all income and expenses related to the 26 assets included in that portfolio were eliminated for the year ended December 31, 2009. EDT didn't recognize any losses from Single Box for the 6 months period ended June 30,2010 and therefore they were not eliminated.

d.
The fiscal year of EDT ends on June 30, while that of the Company on December 31. In addition, EDT publishes semi-annual unaudited interim financial information as of December 31. Accordingly, adjustments have been made to EDT's financial data included in its annual financial statements as of June 30, 2009 and 2010 and semi-annual UN audited financial information as of December 31, 2009 and 2008 in order to conform to the Company's fiscal year, which is as of December 31, 2009. and the Company's interim periods, that is as of June 30, 2010